Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the Ordinary Shares and the Amended and Restated Articles of Association of Energys Group Limited (the “Company”) is a summary and does not purport to be complete. This summary is subject to, and qualified in its entirety by reference to, the complete text of the Company’s Amended and Restated Memorandum of Association and Articles of Association, which are incorporated herein by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 6, 2024.

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of October 31, 2025, the Company has the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001	ENGS	The Nasdaq Capital Market LLC

Our authorized share capital is US$30,300 divided into 300,000,000 Ordinary Shares, par value US$0.0001 each, and 3,000,000 Preferred Shares, par value US$0.0001 each.

Ordinary Shares

General. We currently have outstanding an aggregate of 14,287,860 Ordinary Shares, 4,637,860 of which have been registered under the Securities Act and are, therefore, free-trading securities and 9,650,000 of which are “restricted securities.”

All of our outstanding Ordinary Shares are fully paid and non-assessable. Any certificates representing Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our shareholders or our Board of Directors subject to the Companies Act and to our Memorandum and Articles of Association.

Voting Rights. Currently, each Ordinary Share is entitled to one vote on all matters upon which the Ordinary Shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the Ordinary Shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the Ordinary Shares. A special resolution will be required for important matters such as a change of name or making changes to our Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our Memorandum and Articles of Association, as applicable, holders of our restricted Ordinary Shares may transfer all or any of his or her restricted Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any restricted Ordinary Share. Our Board of Directors may also decline to register any transfer of any restricted Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate, if any, for the Ordinary Shares to which it relates, an opinion of U.S. counsel that the transfer of the shares will not violate U.S. securities laws and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Shares transferred are fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the Board of Directors.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our Board of Directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our Company.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, our Articles of Association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital. We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.